Ex-99.(d)(3)

Amended Annex A

Goldman Sachs Asset Management L.P.

Fund	Fee (Annual Rate)	Effective Date
Goldman Sachs Multi-Manager Alternatives Fund	2.00% on first $2 billion; 1.80% over $2 billion up to $5 billion; 1.71% over $5 billion up to $8 billion; 1.68% over $8 billion	April 16, 2013
Goldman Sachs Multi-Manager Non-Core Fixed Income Fund	0.85% on first $2 billion; 0.77% over $2 billion up to $5 billion; 0.73% over $5 billion up to $8 billion; 0.71% over $8 billion	December 18, 2014

GOLDMAN SACHS TRUST II

By:	/s/ James A. McNamara
Name:	James McNamara
Title:	President

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Ernest Gong
Name:	Ernest Gong
Title:	Managing Director

Dated: December 18, 2014